January 24, 2022

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 4628

Washington D.C. 20549

Via EDGAR and Federal Express

Attention:	Mr. Gus Rodriguez
Ms. Sondra Snyder

Re:	Ocean Power Technologies, Inc.
Form 10-K for Fiscal Year Ended April 30, 2021
Filed July 19, 2021
File No. 001-33417

Dear Mr. Rodriguez and Ms. Snyder:

This letter is in response to your letter dated January 11, 2022, to Ocean Power Technologies, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above-referenced Annual Report on Form 10-K (the “Annual Report”). For your convenience, the response is preceded by the Staff’s comment to which the response relates.

Form 10-K for Fiscal Year Ended April 30, 2021

Item 9A. Controls and Procedures, page 39

1.	Original Comment. Although you refer in Item 9A to your Management’s Report on Internal Control over Financial Reporting, which you disclose is provided on page F-2, no such report has been included in your Form 10-K. Accordingly, please amend your Form 10-K to provide your Management’s Report on Internal Control over Financial Reporting as required by Item 308 of Regulation S-K.

Response. In response to the Staff’s comment, the Company has filed an amendment to the Annual Report to revise Item 9A to include Management’s Report on Internal Control over Financial Reporting.

In connection with the Company’s response to the Staff, the Company acknowledges that the Company and its management are responsibe for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

U.S. Securities & Exchange Commission

January 24, 2022

Please call the undersigned at (609) 730-0400 with any additional comments or questions you may have.

Very truly yours,

/s/ Robert P. Powers
Robert P. Powers
Senior Vice President and Chief Financial Officer